Exhibit 12.1

Hospira, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratios)

Three Months Ended
March 31, 2012
Income from Continuing Operations Before Taxes	$23.1
Add:
One-third of rents	3.1
Interest expense	22.2
Amortization of capitalized interest	1.7

Earnings from Continuing Operations	$50.1

Fixed charges:
One-third of rents	$3.1
Interest expense	22.2
Interest capitalized	4.0

Fixed Charges from Continuing Operations	$29.3

Ratio of Earnings to Fixed Charges from Continuing Operations	1.7

For purposes of computing this ratio, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by Hospira to be representative of the interest factor inherent in rents), interest expense and amortization of capitalized interest.  “Fixed charges” consist of one-third of rents, interest expense and interest capitalized.